Trader.com reports strong revenue growth in Q1 2001:
Consolidated revenues increased by 17% versus Q1 2000


Amsterdam, The Netherlands -April 26, 2001 - Trader.com N.V., a global leader in classified advertising, releases today its first quarter 2001 revenues (unaudited).

Strong revenue growth

In euro millions	1st Quarter 2001	1st Quarter2000	 Growth	  Of which organic

Print revenues		91.1			80.0		 + 14%	  +  5%
Online revenues		 5.3			 2.6		 +104%	  + 98%
			----			----		 -----	  -----
Total Revenues		96.4			82.6		 + 17%	  +  9%<F1>

<F1>
excluding 1% negative exchange rate impact

In the first quarter 2001, consolidated revenues increased by 17% to 96.4 million euros vs. 82.6 million euros in the first quarter of 2000. Organic growth was 9% excluding a 1% negative exchange rate impact.


Print revenues increased by 14%:

- Print revenues increased by 14% to 91.1 million euros vs.
80.0 million euros in the first quarter of 2000 with organic growth of 5% excluding a 1% negative exchange rate impact.

- By geographic region, print revenues increased in Europe by 18% to 53.8 million euros, in North America by 13% to
24.6 million euros, in Australasia by 5% to 9.3 million euros, and in South America by 1 % to 3.4 million euros.

- By channel, revenues increased for display advertising by 13% to 35.6 million euros, for professional classified ads by 29% to 13.5 million euros, for private classified ads by 12% to
11.7 million euros, for circulation by 10% to 26.0 million euros, and for services and other by 13% to 4.3 million euros.


Online revenues doubled:

- Online quarterly revenues more than doubled to 5.3 million euros as compared to 2.6 million euros for the same quarter of last year. They show a slight decrease versus 5.4 million euros in the fourth quarter of 2000. This is explained by a drop in banner ad revenue (a decrease of 0.5 million euros to 0.7 million euros) offset by the growth in listings and professional solutions
(a dealer inventory solution).

-Development was principally led by Canada and France, which represent 26% and 25% of online revenues respectively.

-By channel the principal sources of revenue were listings with 2.4 million euros (45%), professional solutions with
1.7 million euros (32%) and banner ads with 0.7 million euros (13%).

-Web traffic increased from 135 million page views in December 2000 to 150 million page views in March 2001.


Q1 results on track with 2001 expectations

-Management confirms its expectations of double-digit revenue growth and consolidated EBITDA of 50 million euros for 2001.

-Trader.com is pursuing a strategy focused on two core content categories, vehicles and real estate, to strengthen its local market leadership. The company continues to develop its integrated business plan by driving growth in its two main distribution channels:
print and online.

Commenting on these results, Didier Breton, Chief Operating Officer of Trader.com, said: "We are very pleased with our first quarter results. The impact of our previously announced restructuring measures, which have now been completed, and of our refocused strategy, have already led to strong improvement in margins.
We thus reconfirm our expectations of double-digit revenue growth and consolidated EBITDA of 50 million euros for 2001".

John H. MacBain, President and Chief Executive Officer of
Trader.com, added : "We are doing what we told the market we would do. Our first quarter results confirm this".


Key  developments

France: La Centrale, the market leader for the sale of used cars in France, redesigned its publication and website layout. La Centrale also launched new consumer offers, such as La Centrale Interactive, a new interactive television service hosted by TPS
(interactive satellite television provider).

Spain: In order to satisfy a growing demand for display advertising space, Segundamano, our leading Spanish publication, reinforced its presence in the market by increasing its frequency from 3 to 5 editions per week. Furthermore, Segundamano now offers both in its publication and on its website, a new warranty for vendors and buyers of real estate properties, in partnership with a preeminent insurance company.

Italy :	 Secondamano is pursuing its regional expansion with the
launch of a new weekly,  Secondamano Bergamo.
The website www.secondamano.it now offers online payment solutions to its users as well as Panorama case online, a professional solution dedicated to real estate agents.



About Trader.com


Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through 282 publications (more than 7 million readers per week) and 52 websites in 20 countries (150 million page views per month as of March 2001). Trader.com has over 4,700 employees worldwide, of which 1,900 are sales people. Trader.com is listed on the NASDAQ
(TRDR) and Premier Marche  (First Market of the Paris Stock Exchange
- SICOVAM code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information :

Trader.com
Isabelle Gallemaert
Vice President, Communications
Tel :  + 33 1 53 34 52 04
Fax : + 33  1 53  34 50 97
isabelle.gallemaert@trader.com


FRANCE

Investor relations :
Gavin Anderson & Company
Fabrice Baron
Tel:  + 33 1 53 83 93 16
Fax: + 33 1 53 83  93 23
fbaron@gavinanderson.fr

Media relations :
Image 7
Marie-Charlotte Czerny
Tel : + 33 1 53 70  74  58
Fax : + 33 1 53 70  74  60
mcc@image7.fr


UK

Investor and media relations :
Gavin Anderson & Company
Graham Prince
Tel: +44 207 456 1469
Fax:+44 207 457 2330
gprince@gavinanderson.co.uk

USA

Investor and media relations :
Gavin Anderson & Company
Scott Tagliarino
Tel : +1 (212) 515 1950
Fax : +1 (212) 515 1919
stagliariono@gavinanderson.com



Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The
United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "estimate," "project," "expectations" or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our initial public offering prospectus and 1999 Form 20-F, which were filed with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our online strategy and execution of it and the expenditures required to implement it, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.